October 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Weidberg, Office of Structured Finance
Arthur Sandel, Office of Structured Finance

Re:	Southern California Edison Company
SCE Recovery Funding LLC
Registration Statement on Form SF-1
Filed September 8, 2025
File Nos. 333-290112 and 333-290112-01
SEC Comment Letter dated September 30, 2025

Dear Mr. Weidberg and Mr. Sandel:

On behalf of Southern California Edison Company (“SCE”) and SCE Recovery Funding LLC (together with SCE, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 30, 2025 (the “Comment Letter”), and certain other updated information and structural changes. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on September 8, 2025.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

Pursuant to the update regarding Division of Corporation Finance Actions In Advance of a Potential Government Shutdown of the Division of Corporation Finance on October 9, 2025, the Registrants have revised the cover page of the Registration Statement to include language provided by Rule 473(b) of the Securities Act of 1933 for the automatic effectiveness of the Registration Statement 20 days following the filing of Amendment No. 1. If the Commission resumes operations before the Registration Statement becomes effective, upon the request of the Commission staff, the Registrants may file an amendment to the Registration Statement requesting a delay or change in the effectiveness of the Registration Statement.

Form of Prospectus

Legal Proceedings, page 127

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

1.

We note your statement that there are no legal or governmental proceedings pending against the sponsor, depositor, seller, or servicer, or of which any property of the foregoing is subject, that are material to the holders of the bonds. We also note, however, that the United States filed two lawsuits on or about September 4, 2025, seeking damages against Southern California Edison (SCE) in connection with the Eaton Fire of 2025 and the Fairview Fire of 2022. Please tell us why these legal proceedings, which may relate to SCE’s role as sponsor, depositor and/or servicer are not material. Alternatively, revise your disclosure as necessary to describe any legal proceedings that are material to the purchasers of the bonds offered by this prospectus.

Response: Losses from these Federal lawsuits, or any other lawsuits pending against SCE, are not expected to have a material impact on SCE’s ability to perform its role as sponsor, depositor and/or servicer nor on SCE’s property that is material to the holders of the bonds, and therefore such lawsuits are not considered material to the holders of the bonds.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

2.

Please file the remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Response: The remaining exhibits, including the forms of the underwriting agreement, the Constitutional law opinion and Exhibits 5.1 and Exhibit 8.1 are being filed with Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (628) 231-6803.

Very Truly Yours

By:	/s/ Eric D. Tashman
Eric D. Tashman

cc:	Steven D. Powell (SCE)
Aaron D. Moss (SCE Recovery Funding LLC)
Kathleen Brennan de Jesus, Esq. (SCE)